UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 35,627,779 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,627,779 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 54.2% (2)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 25,479,208 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 10,148,571 shares of common stock owned directly by ORIX HLHX Holding LLC (“ORIX”), comprised of 9,710,331 shares of Class B common stock and 438,240 shares of Class A common stock, which gives effect to the closing of the Issuer repurchasing 2,000,000 shares of Class B common stock from ORIX on April 5, 2018 (the “Repurchase”).
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the offering of 4,000,000 shares of Class A common stock (the “Offering”) completed pursuant to the Issuer’s Form 424B5 filed with the Securities and Exchange Commission on March 14, 2018 (the “Prospectus”) and (ii) 35,189,539 shares of Class B common stock outstanding of which 25,479,208 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 9,710,331 shares of Class B Common stock are owned directly by ORIX after giving effect to the closing of the Repurchase.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 35,627,779 (1)
	9.	Sole Dispositive Power: 1,005,210
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,627,779 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 54.2% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 25,479,208 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 10,148,571 shares of common stock owned directly by ORIX, comprised of 9,710,331 shares of Class B common stock and 438,240 shares of Class A common stock after giving effect to the closing of the Repurchase.
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the Offering completed pursuant to the Prospectus and (ii) 35,189,539 shares of Class B common stock outstanding of which 25,479,208 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 9,710,331 shares of Class B Common stock are owned directly by ORIX after giving effect to the closing of the Repurchase.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 35,627,779 (1)
	9.	Sole Dispositive Power: 1,445,779
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,627,779 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 54.2% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 25,479,208 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 10,148,571 shares of common stock owned directly by ORIX, comprised of 9,710,331 shares of Class B common stock and 438,240 shares of Class A common stock after giving effect to the closing of the Repurchase.
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the Offering completed pursuant to the Prospectus and (ii) 35,189,539 shares of Class B common stock outstanding of which 25,479,208 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 9,710,331 shares of Class B Common stock are owned directly by ORIX after giving effect to the closing of the Repurchase.

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017 and March 22, 2018 (the Initial Schedule as amended, the “Schedule”):

•	On March 15, 2018 (the “Closing Date”), the Issuer completed an underwritten public offering (the “Offering”) made pursuant to a shelf registration statement of 4,000,000 shares of its Class A common stock, consisting of 2,000,000 shares offered by the Issuer and 2,000,000 shares offered by certain of the Issuer’s former and current employees and members of management (collectively, the “Selling Stockholders”) at a price of $47.25 per share (the “Sale Price”).

•	In connection with the Offering, the Issuer entered into a forward share repurchase agreement with ORIX, pursuant to which the Issuer agreed to repurchase from ORIX the number of shares of Class B common stock equal to the number of shares of Class A common stock sold by the Issuer in the Offering, or 2,000,000 shares of Class B common stock (the “Repurchase”). The Repurchase closed on April 5, 2018 and the reduction of 2,000,000 shares of Class B common stock held by ORIX as a result of the Repurchase is being reported herein.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration

The following paragraphs are added to Item 3 of the Schedule:

On April 5, 2018, there was a decrease of 2,000,000 shares of Class B common stock held by ORIX as a result of the sale of such shares to the Issuer at $46.75 per share pursuant to the Repurchase.

Since Amendment No. 7, there was a net decrease of 17,632 shares of Class B common stock subject to the HL Voting Trust, due to (i) the forfeiture of 17,649 unvested shares of Class B common stock, (ii) the repurchase of 1,590 vested shares of Class B common stock, and (iii) the issuance of 1,607 shares of Class B common stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser			Irwin N. Gold
Amount beneficially owned:	35,627,779	(1)	35,627,779	(1)		35,627,779	(1)
Percent of class:	54.2%	(2)	54.2%	(2	)(3)	54.2%	(2	)(4)
Sole power to vote or to direct the vote:	0		0			0
Shared power to vote or to direct the vote:	35,627,779	(1)	35,627,779	(1)		35,627,779	(1)
Sole power to dispose or to direct the disposition of:	0		1,005,210	(3)		1,445,779	(4)
Shared power to dispose or to direct the disposition of:	0		0			0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns.

(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof and (ii) 35,189,539 shares of Class B common stock outstanding of which 25,479,208 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 9,710,331 shares of Class B Common stock are owned directly by ORIX after giving effect to the closing of the Repurchase.

(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,005,210 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 3.2% of the Issuer’s Class A common stock. The Beiser Shares include 58,367 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,445,779 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 4.5% of the Issuer’s Class A common stock. The Gold Shares include 43,728 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(c)	Transactions in the Issuer’s common stock within 60 Days. Except for the Sales previously reported on the Schedule, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Persons within the past 60 days.

(d)	Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Persons and reported herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold